FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 October 2012

STATEMENT ON EBA CAPITAL EXERCISE

HSBC Holdings plc notes the announcements made today by the European Banking Authority and the Financial Services Authority regarding the final assessment of the capital exercise and fulfilment of the EBA December 2011 Recommendation, which shows the following result for HSBC Holdings plc.

HSBC's consolidated Core Tier 1 ('CT1') ratio under the EBA's published capital definitions and prescribed approach was 11.3% as at 30 June 2012. Accordingly HSBC meets the 9% Core Tier 1 ratio including the sovereign buffer as stated in the EBA December 2011 recommendation.

The appendices, via the link below and also available at http://www.hsbc.com/1/2/capitalposition, provide further details, based on positions as at 31 December 2011 and 30 June 2012 of: (A) the composition of CT1 capital based on EBA's published capital definitions and prescribed approach; (B) risk-weighted assets; and (C) European Sovereign exposures - central, regional and local government in the EEA.

HSBC will issue an Interim Management Statement for the third quarter of 2012 on 5 November 2012.

http://www.rns-pdf.londonstockexchange.com/rns/8713N_-2012-10-3.pdf

Media enquiries to:

London
Patrick Humphris	+44 (0)20 7992 1631	patric.humphris@hsbc.com
Investor Relations enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Notes to editors:

1. Background on the EBA capital exercise

The EBA Recommendation on the creation of temporary capital buffers to restore market confidence was adopted by the Board of Supervisors on 8 December 2011 to address the difficult situation in the EU banking system, especially with regard to the sovereign exposures, by restoring stability and confidence in the markets. The Recommendation was part of a suite of measures agreed at EU level.

The Recommendation called on National Authorities to require banks included in the sample to strengthen their capital positions by building up an exceptional and temporary buffer such that their Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012. In addition, banks were required to hold an exceptional and temporary capital buffer against sovereign debt exposures to reflect market prices as at the end of September 2011. The amount of the sovereign capital buffer has not been revised.

The initial sample of the Capital Exercise included 71 banks. However, the 6 Greek banks were treated separately as the country is currently under an EU/IMF assistance programme. Moreover, four banks (ÖesterreichischeVolksbank AG, Dexia, WestLB AG and Bankia) from the original sample have been identified as undergoing a significant restructuring process, and are being monitored separately. Therefore, the final assessment published today refers to 61 banks.

2. HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                     Date: 03 October 2012